SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13D


Under the Securities Exchange Act of 1934
(Amendment No. 3)

INTRENET, INC.
(Name of Issuer)

Common Stock without par value
(Title of Class of Securities)

461190100
(CUSIP Number)

Gaetano J. Casillo
Allen & Company Incorporated
711 Fifth Avenue, New York, New York 10022, (212) 830-8300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 18, 1999
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of S40.13d-
1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits, See S240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              AMENDMENT NO. 3
                                  TO THE
                              SCHEDULE 13D
-------------------
CUSIP No. 461190100
-------------------

==========================================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
PERSON
Allen Holding Inc.
---------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [ ]
               (b)  [x]
---------------------------------------------------------------------------
3  SEC USE ONLY
---------------------------------------------------------------------------
4  SOURCE OF FUNDS*
Not Applicable
---------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E) [ ]
---------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
---------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
---------------------------------------------------------------------------
7  SOLE VOTING POWER
0
---------------------------------------------------------------------------
8  SHARED VOTING POWER
0
---------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
0
---------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
0
---------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   2,509,660
---------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES* [ ]
---------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.4%
---------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
  HC
===========================================================================
*SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!

                               AMENDMENT NO. 3
                                  TO THE
                               SCHEDULE 13D
-------------------
CUSIP No. 461190100
-------------------

===========================================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
PERSON
Allen & Company Incorporated
--------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [ ]
               (b)  [x]
---------------------------------------------------------------------------
3  SEC USE ONLY
---------------------------------------------------------------------------
4  SOURCE OF FUNDS*
WC
---------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E) [ ]
---------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
---------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
---------------------------------------------------------------------------
7  SOLE VOTING POWER
313,442
---------------------------------------------------------------------------
8  SHARED VOTING POWER
0
---------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
313,442
---------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
0
---------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          313,442
---------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES* [ ]
---------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     2.3%
---------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
  CO
==========================================================================
*SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!

                           AMENDMENT NO. 3
                               TO THE
                           SCHEDULE 13D

-------------------
CUSIP No. 461190100
-------------------
===========================================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
PERSON
Allen Value Limited
---------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)  [ ]
(b)  [x]
---------------------------------------------------------------------------
3  SEC USE ONLY
---------------------------------------------------------------------------
4  SOURCE OF FUNDS*
Not Applicable
---------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E) [ ]
---------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
Bermuda
---------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
---------------------------------------------------------------------------
7  SOLE VOTING POWER
233,672
---------------------------------------------------------------------------
8  SHARED VOTING POWER
0
--------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
233,672
---------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
0
---------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
233,672
---------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES* [ ]
---------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.7%
---------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
CO
===========================================================================
*SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!
                        AMENDMENT NO. 3
                            TO THE
                        SCHEDULE 13D
-------------------
CUSIP No. 461190100
-------------------
===========================================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
PERSON
Allen Value Partners L.P.
---------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)  [ ]
(b)  [x]
---------------------------------------------------------------------------
3  SEC USE ONLY
---------------------------------------------------------------------------
4  SOURCE OF FUNDS*
Not Applicable
---------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E) [ ]
---------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
---------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
---------------------------------------------------------------------------
7  SOLE VOTING POWER
1,962,545
---------------------------------------------------------------------------
8  SHARED VOTING POWER
0
---------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
1,962,545
---------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
0
---------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,962,545
---------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES* [ ]
---------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.4%
---------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
PN
===========================================================================
*SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!

                          AMENDMENT NO. 3
                              TO THE
                          SCHEDULE 13D

The Reporting Persons, consisting of Allen Holding Inc. ("AHI"), Allen & Company Incorporated ("ACI"), Allen Value Limited ("AVL") and Allen Value Partners L.P. ("Allen Value"), hereby amend their Schedule 13D relating to the Common Stock, no par value, of Intrenet, Inc. as set forth below.

Item 4. Purpose of Transaction.

The Reporting Persons entered into an agreement dated as of March 18, 1999 (the "Shareholders Agreement") with the Issuer and (1) Brookhaven Capital Management Co. Ltd., Brookhaven Capital Management LLC, Vincent A. Carrino, Watershed Partners, L.P., Piton Partners, L.P., Watershed (Cayman) Ltd., Robert B. Fagenson and Gerald Anthony Ryan (collectively, such persons listed in this clause (1), the "Brookhaven Group"), (2) Morgens, Waterfall, Vintiadis & Company, Inc., Phoenix Partners, Betje Partners, Phaeton International, N.V., Morgens Waterfall Vintiadis N.V., Restart Partners, L.P., Restart Partners II, L.P., Morgens Waterfall Income Partners, and Edwin H. Morgens (collectively, such persons listed in this clause (2), the "Morgens Group") and Philip Scaturro ("Scaturro"), Ned N. Fleming, III ("Fleming"), Eric C. Jackson ("Jackson") and Thomas J. Noonan, Jr. ("Noonan").

Pursuant to the Shareholders Agreement, the parties agreed to vote the shares of Common Stock over which they have voting power and take certain other actions, for which limited purpose the Reporting Persons are filing this Schedule 13D. The Reporting Persons have not agreed to vote or otherwise act as a group with respect to any matters other than those discussed herein and except as otherwise disclosed in a filing with the Securities and Exchange Commission by such Reporting Persons on Schedule 13D or 13G, each Reporting Person specifically disclaims beneficial ownership of the shares of Common Stock of every other Reporting Person and every other party to the Shareholders Agreement for any other reason.

The Shareholders Agreement generally provides for the following voting and transfer restrictions relating to the shares of Common Stock:

(1) The Reporting Persons, Scaturro, the Morgens Group, Fleming, Jackson and Noonan have agreed to vote their shares in favor of certain resolutions to be submitted to the Issuer's shareholders at the 1999 annual meeting of shareholders restoring voting rights to shares of Common Stock owned by the Brookhaven Group which management of the Issuer believes are control shares' as defined in the Indiana Business Corporations Law;

(2) All of the parties to the Shareholders Agreement (the "Parties") have agreed to vote the shares of Common Stock held by them to provide for all of the events described in the following provisions during the term of the Shareholders Agreement.

(a) Except as provided in Section (d), the Board shall consist of nine (9) members of a single class, with three (3) persons designated for election to the Board by the Brookhaven Group and six (6) persons designated for election to the Board by the Filers who are not members of the Brookhaven Group (the "Other Shareholders"), acting by a majority in interest of the Other Shareholders.

(b) Except as provided in Section (c), the Parties will request a special meeting of the Issuer's shareholders for the purpose of removing as a director any person not designated in accordance with Section (a) and electing the designated person as a director of the Issuer.

(c) If a vacancy is created in the Board by reason of the death, resignation or removal of any director designated in accordance with Section (a), the group which nominated the director will meet as soon as possible to designate a person to fill such vacancy. If the group fails to designate a person to fill such vacancy within a reasonable period, or if the Board fills such vacancy otherwise than with such person, the Parties agree to request a special meeting of shareholders for the purpose of filling such vacancy with a person designated in accordance with Section
(a).

(d) With the consent of the Brookhaven Group, the size of the Board may be increased to more than nine (9) members in the event the Issuer acquires or merges with another entity which would be a significant subsidiary under the rules of the Securities and Exchange Commission, if the persons who are elected directors to fill any vacancies created by such action are initially representatives of or designated by such entity or its owners.

(3) The Shareholders Agreement prohibits the Brookhaven Group from purchasing any shares of Common Stock and limits the ability of Brookhaven Group to sell its shares of Common Stock.

(4) The Shareholders Agreement expires on August 18, 2000 or earlier as provided therein and any group consisting of the Parties shall be deemed to have been disbanded as of the expiration of the Shareholders Agreement.

None of the Reporting Persons has a present intention to acquire or dispose of shares of Common Stock of the Issuer, but this may change depending upon market conditions. Except as described herein, none of the Reporting Persons has any present plans which relate to or would result in: an extraordinary corporate transaction, such as a merger, a reorganization or liquidation, involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; any change in the present board of directors or management of the Issuer including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer's business or corporate structure; changes in the Issuer's articles of incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the

Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Act of 1934, as amended; or any action similar to the above.

Item 5. Interest in Securities of the Issuer

(a) As of the close of business on April 7, 1999, the Reporting Persons, by virtue of the language of Rule 13d-3(d)(1)(i), may be deemed to own beneficially in the aggregate the number and percentage of the Issuer's Common Stock set forth opposite their names below (based upon the Issuer's Form 10-K for the fiscal year ended December 31, 1998 which reported the number of shares of Common Stock outstanding to be 13,672,066.)

===========================================================================
Name Shares of Common Stock  Percentage
---------------------------------------------------------------------------
Allen Holding Inc.               2,509,659(1)            18.4%
---------------------------------------------------------------------------
Allen & Company Incorporated       313,442(2)             2.3%
---------------------------------------------------------------------------
Allen Value Partners L.P.        1,962,545               14.4%
---------------------------------------------------------------------------
Allen Value Limited                233,672                1.7%
===========================================================================

(1) Includes shares of the Issuer's Common Stock owned by ACI, AVL, and Allen Value inasmuch as AHI may be deemed to exercise control over such entities and therefore may be deemed to beneficially own such shares.

(2) Certain shares are held by ACI on behalf of certain officers and directors.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As described in Item 4 above, the Shareholders Agreement contains certain agreements among the Reporting Persons with regard to the Securities of the Issuer.

Item 7. Material to Be Filed as Exhibits
a) Directors and Executive Officers of Allen Holding Inc. and Allen & Company Incorporated.
b) Shareholders Agreement.

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  April 12, 1999

ALLEN HOLDING INC.


/s/ Gaetano J. Casillo
By:  -------------------------
     Gaetano J. Casillo
     Vice President


ALLEN & COMPANY INCORPORATED

          /s/ Gaetano J. Casillo
By: -------------------------
Gaetano J. Casillo
Vice President


ALLEN VALUE PARTNERS L.P.

By:  Allen Philton L.P.
     General Partner

/s/ Kim Wieland
By:  -------------------------
Kim M. Wieland
Treasurer


ALLEN VALUE LIMITED

/s/ Kim Wieland
By:  -------------------------
Kim M. Wieland
Treasurer

EXHIBIT A

OFFICERS AND DIRECTORS OF ALLEN HOLDING INC.
AND ALLEN & COMPANY INCORPORATED

             Principal Occupation (i.e.,
                     Business Position with Allen Holdings Inc.
     Name xx         Address and Allen & Company Incorporated)

Herbert A. Allen        x President, Managing Director,
Director, Chief Executive Officer

Herbert A. Allen III    x Vice President, Director

Grace Allen             x Director

Glenn A. Andreas III    x Vice President - Elect

Eran S. Ashany          x Vice President, Director

Edmund M. Bleich        x Vice President

Jay B. Bockhaus         x Vice President - Elect

Denise Calvo-Silver     x Vice President, Director

Dominick J. Cantalupo   x Co-Chief Operations Officer,
Vice President

Marvyn Carton           x Director - Emeritus

Gaetano J. Casillo      x Chief Compliance Officer,
Vice President

Toby R. Coppel          x Vice President - Elect

Robert H. Cosgriff      x Chief Administrative Officer,
Executive Vice President,
Managing Director, Director

Richard M. Crooks, Jr.  x Director

Thalia V. Crooks        x Vice President, Director

Mary L. Cullen          x Vice President, Secretary, Director

Robert A. Dean          x Vice President, Director

             Principal Occupation (i.e.,
                     Business Position with Allen Holdings Inc.
     Name xx         Address and Allen & Company Incorporated)

Orin F. Devereux        x Vice President, Director

Daniel Englander        x Vice President - Elect

Howard M. Felson        x Assistant Secretary, Vice
President, Controller

Anthony J. Ferrante     x Treasurer

Richard L. Fields       x Executive Vice President, Managing
Director, Director

Paul A. Gould           x Executive Vice President, Managing
Director, Director

John G. Hall            x Vice President, Director

George N. Jeppson       x Vice President-Elect

John H. Josephson       x Vice President, Director

Clarke R. Keough        x Vice President, Director

Donald R. Keough        x Chairman of the Board, Managing  Director,
Director

Kaveh A. Khosrowshahi   x Vice President, Director

LeRoy Kim               x Vice President - Elect

Neal Kopp               x Vice President

Terry Allen Kramer      x Director

Irwin H. Kramer         x Executive Vice President,
Managing Director, Director

Suzanne G. Kucera       x Vice President, Director

Robert J. Kurz          x Vice President

Andreas L. Lazar        x Vice President-Elect

William F. Leimkuhler   x Assistant Secretary, Vice  President, General
Counsel

Jonathan A. Lipton      x Vice President - Elect

                                 Principal Occupation (i.e.,
                                 Business Position with Allen Holdings Inc.
     Name xx                     Address and Allen & Company Incorporated)

Dan W. Lufkin                x Special Advisor to the Board of
                               Directors

Robert A. Mackie             x Executive Vice President,
                               Managing Director, Director

James C. Maiden, Jr.        x Vice President

Terence C. McCarthy         x Co-Chief Operations Officer,
Vice President

Robert C. Miller            x Vice President, Director

Kenneth L. Miltonberger     x Chief Technology Officer

Terrence C. Morris          x Vice President - Elect

Brian J. Murphy             x Vice President, Director

Louis J. Mustacchio         x Vice President

Walter T. O'Hara, Jr.       x Executive Vice President, Managing
Director, Director

Christine R. Olenchalk      x Vice President

Nancy B. Peretsman          x Executive Vice President, Managing
Director, Director

Patrick S. Perry            x Vice President, Director

Eugene Protash              x Vice President, Assistant Secretary

James W. Quinn              x Director, Vice President

James S. Rubin              x Vice President - Elect

Daniel J. Sapadin           x Vice President - Elect

Philip D. Scaturro          x Executive Vice President, Managing  Director,
Director

John A. Schneider           x Executive Vice President, Managing  Director,
Director

Daniel J. Selmonosky        x Vice President, Director


                                  Principal Occupation (i.e.,
                     Business     Position with Allen Holdings Inc.
     Name xx         Address      and Allen & Company Incorporated)


Enrique F. Senior                 x Executive Vice President, Managing
                                    Director, Director

Joseph E. Sheehan                 x Vice President - Elect

Stanley S. Shuman                 x Executive Vice President, Managing
                                    Director, Director

John M. Simon                     x Executive Vice President, Managing
                                    Director, Director

Kenneth M. Siskind                x Vice President - Elect

Ian G. Smith                      x Vice President - Elect

Everett K. Wallace                x Vice President - Elect

Dennis J. Warfield                x Vice President, Chief Information
Officer

Kim M. Wieland                    x Executive Vice President, Managing
                                    Director, Director, Chief Financial
                                    Officer

Edward D. Weinberger              x Director



x 711 Fifth Avenue, New York, New York 10022-3194.

xx All the Executive Officers and Directors of Allen Holding Inc. and Allen & Company Incorporated are U.S. citizens unless otherwise indicated.

Exhibit B
AGREEMENT

THIS AGREEMENT (the "Agreement") has been made and entered into as of this 18th day of March, 1999, by and among Intrenet, Inc., an Indiana corporation (the "Corporation"), and the undersigned shareholders of the Corporation (individually, a "Shareholder" and, collectively, the "Shareholders").

Recitals

A. The Brookhaven Group has acquired the right to vote an aggregate of 4,603,913 Shares or approximately 33.7% of the outstanding Shares.

B. The Board believes that the acquisition by the Brookhaven Group constitutes a "control share acquisition" within the meaning of the IBCL.

C. Prior to the execution of this Agreement, the Board has adopted resolutions by which the Board has agreed to: (a) submit a resolution to the Corporation's shareholders to grant voting rights to "control shares" as defined in the IBCL owned by the Brookhaven Group as of the date hereof at the Corporation's 1999 annual meeting of shareholders; (b) recommend that the Corporation's shareholders approve such resolution; (c) amend the Corporation's By-laws to provide that the control share chapter of the IBCL shall not apply to any control share acquisition resulting from the execution or operation of this Agreement; (d) adopt a resolution to increase the size of the Board to nine (9) members and to elect Vincent A. Carrino, Robert B. Fagenson and Gerald Anthony Ryan to fill the vacancies created thereby; and
(e) amend the Corporation's By-laws to create the office of Vice Chairman and to elect Robert B. Fagenson to such office.

D. The Brookhaven Group has not determined whether its share acquisition is a "control share acquisition" as defined in the IBCL due to its uncertainty as to whether the control share chapter of the IBCL is applicable to the Corporation. It is understood that the Brookhaven Group's execution of this Agreement does not constitute the Brookhaven Group's acquiescence or other agreement as to the applicability of the control share chapter of the IBCL to its share acquisition.

E. The parties intend to enter into certain agreements regarding the acquisition of Shares, the election of directors of the Corporation and other matters, all on the terms and conditions set forth herein.

Agreement

In consideration of the foregoing and of the mutual covenants and undertakings set forth herein, the parties hereby agree as follows.

1.  Definitions.  The following definitions apply to this Agreement:

(a) "Board" means the Board of Directors of the Corporation.

(b) "Brookhaven Group" means Brookhaven Capital Management Co., Ltd., Brookhaven Capital Management, LLC, Vincent Andrew Carrino, Watershed Partners, L.P., Piton Partners, L.P., Watershed (Cayman) Ltd., Robert B. Fagenson and Gerald Anthony Ryan.

(c) "Exchange Act" means the Securities Exchange Act of 1934, as amended.

(d) "IBCL" means the Indiana Business Corporation Law.

(e) "Majority in Interest of the Other Shareholders" means approval by the Other Shareholders who own a majority of the Shares then held by all Other Shareholders.

(f) "Other Shareholders" means the Shareholders who are parties to this Agreement and are not members of the Brookhaven Group.

(g) "Shares" means shares of Common Stock of the Corporation.

2. Vote to Restore Voting Rights. Each Other Shareholder agrees to vote in favor of and otherwise use his or its best efforts to support the resolution to be submitted at the Corporation's 1999 annual meeting of shareholders to grant voting rights to "control shares" owned by the Brookhaven Group as of the date of this Agreement. This Agreement should not be construed as permitting the vote of any "control shares" or "interested shares", each as defined by the IBCL, on such resolution.

3. Standstill Agreements by the Brookhaven Group. Each member of the Brookhaven Group agrees that it will not during the term of this Agreement, without the prior written consent of a Majority in Interest of the Other
Shareholders:

(a) offer to acquire, or agree to acquire, directly or indirectly, by purchase or otherwise, any Shares or other securities (including debt claims) or direct or indirect rights to acquire any securities (including debt claims) of the Corporation, or any subsidiary thereof, or of any successor to or person in control of the Corporation, or any assets of the Corporation or any subsidiary or division thereof or of any such successor or controlling person;

(b) make, or in any way participate, directly or indirectly, in any "solicitation" of "proxies" to vote (as such terms are used in the rules of the Securities and Exchange Commission) other than as part of a solicitation made by the Board, or seek to advise or influence any person or entity with respect to the voting of any Shares or other voting securities of the Corporation;

(c) make any public announcement with respect to, or submit a proposal for, or offer of (with or without conditions) any extraordinary transaction involving the Corporation or any of its securities or assets;

(d) form, join or in any way participate with any person in a "group" (other than with a person who is a member of the Brookhaven Group or by reason of this Agreement) as defined in Section 13(d)(3) of the Exchange Act, in connection with any of the foregoing; or

(e) enter into any discussions, negotiations, arrangements or undertakings with any third party with respect to any of the foregoing.

4. Management of the Corporation. Each Shareholder, during the term of this Agreement, shall vote the respective Shares held by each and shall undertake or cause to be undertaken any and all of the actions necessary, if such actions are required, so as to provide for all the events described in the following provisions:

(a) Except as provided in Section (d), the Board shall continue to consist of nine (9) members of a single class, to be nominated as provided herein. The Brookhaven Group will have the right to designate three (3) persons for election to the Board and the Other Shareholders, acting by a Majority in Interest of the Other Shareholders, shall have the right to designate six (6) persons for election to the Board.

(b) If the Board fails to nominate any person designated by Section (a) or if the shareholders of the Corporation fail to elect any such person so nominated, the Shareholders agree to request a special meeting of shareholders for the purpose of removing as a director any person not designated in accordance with Section (a) and electing the designated person as a director of the Corporation.

(c) If at any time a vacancy is created on the Board by reason of the death, resignation or removal of any person designated in accordance with Section
(a), the group which nominated the person shall meet as soon as possible after the date such vacancy occurs for the purpose of designating a person to fill such vacancy. If the group fails to designate a person to fill such vacancy within a reasonable period, or if the Board fills such vacancy otherwise than with such person, the Shareholders agree to request a special meeting of shareholders for the purpose of filling such vacancy with a person designated in accordance with Section (a).

(d) With the consent of the Brookhaven Group (which consent may not be unreasonably withheld), the size of the Board may be increased to more than nine (9) members in the event the Corporation hereafter acquires or merges with another entity which would be a "significant subsidiary" under the rules of the Securities and Exchange Commission provided that the persons who are elected directors to fill any vacancies created by such action are initially representatives of or designated by such entity or its owners.

5. Transfer of the Brookhaven Group's Shares. Each member of the Brookhaven Group agrees not to transfer any Shares to any person who is not a member of the Brookhaven Group if such transfer would constitute a "control share acquisition" by such person within the meaning of I.C. 23-1- 42-2(a) but for the application of I.C. 23-1-42-2(e), unless the transferee first agrees to
(a) on a prospective basis, accept all of the obligations of a member of the Brookhaven Group under this Agreement, and (b) on a prospective basis, become a party to this Agreement. The foregoing provision shall not apply to (i) a sale of the Brookhaven Group's Shares which is made pursuant to an offering registered under the Securities Exchange Act of 1933, as amended, (ii) a distribution approved in advance by a Majority in Interest of the Other Shareholders, (iii) over-the-counter sales on the National Association of Securities Dealers, Inc. Automated Quotations System Over-the-Counter Markets ' Small Cap Issues or a similar market, and (iv) any other transfer that does not have as its purpose or effect a circumvention of Section 3 of this Agreement.

6. Notices. All notices shall be in writing and shall be delivered in person or by certified mail, postage prepaid, to the Corporation and to the other Shareholders. Notice to the Corporation shall be addressed to its principal office, attention: President. Notices to the Shareholders shall be delivered to their addresses set opposite their names below. Any of the Shareholders may establish a different address for delivery of notices to him by giving written notice of such address to all parties to this Agreement. Notice shall be deemed to be given at the time of personal delivery or three
(3) business days after deposit in the United States mail.

7. Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors, assigns, heirs, executors, administrators and legal representatives.

8.  Termination.  This Agreement shall terminate upon the earlier of:

(a) Eighteen (18) months from the date hereof;

(b) The acquisition of beneficial ownership by any person or group within the meaning of Rule 13d-3 promulgated under the Exchange Act of fifty percent (50%) or more of the Shares; provided such acquisition is not in violation of this Agreement;

(c) The sale of all or substantially all of the assets or dissolution of the Corporation; or

(d) The effectiveness of any merger or share exchange to which the Corporation is a party, if the Corporation is not the surviving or issuing corporation.

Notwithstanding the foregoing, this Agreement shall not terminate earlier than the vote to grant voting rights contemplated by Section 2.

9. Modification. This Agreement may be modified or amended only by the written agreement of all of the parties to this Agreement.

10. Counterparts. This Agreement may be executed in multiple counterparts, with each counterpart deemed to be an original instrument and all counterparts together constituting the same agreement.

11. Specific Enforcement. The parties acknowledge that money damages would be both incalculable and an insufficient remedy for any breach of this Agreement and that any such breach would cause immediate and irreparable injury, loss or damage. In the event of any such breach or threatened breach of this Agreement, the party or parties who are not in breach of their obligations under this Agreement, in addition to any other remedies at law or in equity they may have, shall be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief and specific performance.

12. Delay. No failure or delay by a party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege hereunder.

13. Partial Invalidity. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provisions of this Agreement, which shall remain in full force and effect.

14. Jurisdiction and Governing Law. All parties consent to personal jurisdiction, service of process and venue in any federal or state court within the State of Indiana having venue and subject matter jurisdiction for the purposes of any action, suit or proceeding arising out of or relating to this Agreement. This Agreement shall be governed by and construed in accordance with the laws of the State of Indiana, without regard to its conflicts of law provision.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date written above.



INTRENET, INC.



By:  /s/ John P. Delavan
---------------------------------
John P. Delavan, President



BROOKHAVEN CAPITAL MANAGEMENT CO. LTD.
3000 Sand Hill Road, Bldg 3, Suite 105
Menlo Park, CA   94025


By: /s/  Vincent A. Carrino
-----------------------------------
Vincent A. Carrino, President


BROOKHAVEN CAPITAL
 MANAGEMENT, LLC


By:  /s/  Vincent Andrew Carrino
-----------------------------------
Vincent Andrew Carrino, Manager


/s/  Vincent Andrew Carrino
-----------------------------------
Vincent Andrew Carrino


WATERSHED PARTNERS, L.P.
By:  BROOKHAVEN CAPITAL MANAGEMENT,
LLC,  General Partner

By:  /s/ Vincent Andrew Carrino
-----------------------------------
Vincent Andrew Carrino, Manager

PITON PARTNERS, L.P.

By:  BROOKHAVEN CAPITAL MANAGEMENT,
LLC, General Partner

By:  /s/ Vincent Andrew Carrino
-----------------------------------
Vincent Andrew Carrino, Manager

WATERSHED (CAYMAN) LTD.

By:  BROOKHAVEN  CAPITAL
       MANAGEMENT, LLC, General Partner

By: /s/ Vincent Andrew Carrino
-----------------------------------
Vincent Andrew Carrino, Manager


/s/  Robert B. Fagenson
-----------------------------------
Robert B. Fagenson


/s/  Gerald A. Ryan
-----------------------------------
Gerald Anthony Ryan


MORGENS, WATERFALL, VINTIADIS
& COMPANY, INC.


By:  /s/ Edwin H. Morgens
-----------------------------------
Edwin H. Morgens, Chairman


PHOENIX PARTNERS

By:  MW MANAGEMENT LLC
General Partner

By: /s/  Edwin H. Morgens
-----------------------------------
Edwin H. Morgens, Managing Member
     General Partner


BETJE PARTNERS

By:  MORGENS WATERFALL VINTIADIS & CO. INC.,
Investment Advisor to Betje Partners

By:/s/  Edwin H. Morgens
-----------------------------------
Edwin H. Morgens, Chairman

PHAETON INTERNATIONAL, N.V.

By:  MORGENS WATERFALL VINTIADIS & CO. INC.
Investment Advisor to Phaeton International

By: /s/  Edwin H. Morgens
-----------------------------------
Edwin H. Morgens, Chairman


MORGENS WATERFALL VINTIADIS N.V.


By:  /s/  Edwin H. Morgens
-----------------------------------

RESTART PARTNERS, L.P.

By:  PRIME INC.
General Partner of Prime Group, L.P.
General Partner of Restart Partners, L.P.

By: /s/  Edwin H. Morgens
-----------------------------------
Edwin H. Morgens, Chairman

RESTART PARTNERS II, L.P.

By:  PRIME INC.
General Partner of Prime Group II, L.P.
General Partner of Restart Partners II, L.P.


By:  /s/  Edwin H. Morgens
-----------------------------------
Edwin H. Morgens, Chairman


MORGENS WATERFALL INCOME PARTNERS

By:  MW CAPITAL, LLC
General Partner, Morgens Waterfall Income Partners

By:/s/Edwin H. Morgens
-----------------------------------
Edwin H. Morgens, Managing Member

/s/  Edwin H. Morgens
-----------------------------------
Edwin H. Morgens

ALLEN HOLDING, INC.


By:  /s/  Howard Felson
-----------------------------------
Howard Felson, Vice President

ALLEN & COMPANY, INC.


By:/s/ Howard Felson
-----------------------------------
Howard Felson, Vice President

ALLEN VALUE PARTNERS, L.P.

By:  ALLEN VALUE INC., G.P.
Allen Philton, L.P.

By: /s/Philip Scaturro
-----------------------------------
Philip Scaturro, President

ALLEN VALUE LIMITED

By: /s/ Philip Scaturro
-----------------------------------


/s/  Philip Scaturro
-----------------------------------
Phillip Scaturro


/s/  Ned N. Fleming, III
-----------------------------------
Ned N. Fleming, III

/s/ Eric C. Jackson
-----------------------------------
Eric C. Jackson


/s/  Thomas J. Noonan, Jr.
-----------------------------------
Thomas J. Noonan, Jr.
256132